FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of February, 2004

                        Commission File Number 001-13896



                              Elan Corporation, plc
                 (Translation of registrant's name into English)


                 Lincoln House, Lincoln Place, Dublin 2, Ireland
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

            Form 20-F   /X/                       Form 40-F   / /


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                 Yes   / /                                No  /X/

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                 Yes   / /                                No  /X/


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                                      -2-


     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes    / /                                No    /X/

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



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This Report of Foreign Issuer on Form 6-K is incorporated by reference into the
Post-Effective Amendments on Forms F-3 and S-8 to Form F-4 Registration Statement of Elan Corporation, plc (Registration No. 333-12756), the Registration Statement on Form F-3 of Elan Corporation, plc and Athena Neuroscience Finance, LLC (Registration No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361,
333-07136, 333-14240, 33-27506, 333-100252 and 333-100556).



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                                  EXHIBIT LIST


   Exhibit      Description

     99.1       Press release dated February 16, 2004 titled:
                Executive vice president Seamus Mulligan leaving Elan upon successful completion of recovery plan - Elan executive helped company exceed asset divestiture and joint venture goals.






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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              ELAN CORPORATION, plc



                              By:   /s/ William F. Daniel
                                    -----------------------------------
                                    William F. Daniel
                                    Company Secretary

Date: February 17, 2004

                                                                    Exhibit 99.1






                              FOR IMMEDIATE RELEASE




Investors:                                                Media:
Emer Reynolds                                             Anita Kawatra
Ph:      353-1-709-4000                                   Ph:  212-407-5755
         800-252-3526                                          800-252-3526

                EXECUTIVE VICE PRESIDENT SEAMUS MULLIGAN LEAVING
                ELAN UPON SUCCESSFUL COMPLETION OF RECOVERY PLAN

 Elan executive helped company exceed asset divestiture and joint venture goals

Dublin, Ireland, February 16, 2004 -- Elan Corporation, plc today announced that Seamus C. Mulligan, executive vice president, business and corporate development, is leaving the company upon the successful completion of its recovery plan. Mr. Mulligan is leaving to actively pursue other opportunities within the pharmaceutical industry.

Mr. Mulligan, who joined Elan in 1984, managed the Elan Enterprises business unit since July 2002, when the company announced a recovery plan to restructure its businesses, assets and balance sheet. Mr. Mulligan played a pivotal leadership role in executing this plan, with responsibility for the company's asset divestitures and joint venture restructurings. The recovery plan resulted in divestiture proceeds of more than $2 billion, $500 million ahead of the announced target of $1.5 billion. Elan announced the successful conclusion of the plan and the end of operations for its Elan Enterprises business unit last week.

Kelly Martin, Elan President and CEO, commented, "We appreciate Seamus's many contributions and devotion to Elan, especially in the last 20 months, and wish him well in his future endeavours."

About Elan

Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.